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                                                                                    Exhibit 12(b)

PENNSYLVANIA POWER & LIGHT COMPANY AND SUBSIDIARIES, CONSOLIDATED

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of Dollars)
                                                  1996     1995     1994     1993     1992
Fixed charges, as defined:
  Interest on long-term debt ...................   $207     $213     $214     $226     $240
  Interest on short-term debt
     and other interest ........................     11       18       18       13       12
  Amortization of debt discount, expense
    and premium - net...........................      2        2        2        2        1
  Interest on capital lease
    obligations
      Charged to expense .......................     13       15       12        9       10
      Capitalized ..............................      2        2        1        1        2
  Estimated interest component of
    operating rentals ..........................      8        8        6        5        5
  Proportionate share of fixed charges
    of 50-percent-or-less-owned
    persons ....................................      1        1        1        1        2

          Total fixed charges ..................   $244     $259     $254     $257     $272

Earnings, as defined:
  Net income ...................................   $357     $352     $243     $348     $346
  Less undistributed income of less
    than 50-percent-owned persons .............                                                 -
                                                    357      352      243      348      346

Add (Deduct):
  Federal income taxes .........................    189      195      199      163      145
  State income taxes ...........................     64       62       77       64       65
  Deferred income taxes ........................     10       15      (45)      22       33
  Investment tax credit - net ..................    (10)     (11)     (12)     (14)     (14)
  Income taxes on other income and
    deductions - net ...........................     (2)      26      (38)      (1)       0
  Amortization of capitalized
    interest on capital leases .................      4        6        9       12       13
  Total fixed charges as above
    (excluding capitalized interest
    on capital lease obligations) ..............    243      257      253      256      271

          Total earnings .......................   $855     $902     $686     $850     $859

Ratio of earnings to fixed
  charges ......................................   3.50     3.48     2.70     3.31     3.15



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